SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

DEPOMED, INC.

(Name of Subject Company)

DEPOMED, INC.

(Name of Person Filing Statement)

COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

249908104

(CUSIP Number of Class of Securities)

James A. Schoeneck

President and Chief Executive Officer

7999 Gateway Boulevard, Suite 300, Newark, California 94560

(510) 744-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Ryan A. Murr, Esq. Eduardo Gallardo, Esq. James J. Moloney, Esq. Gibson, Dunn & Crutcher LLP 555 Mission Street, Suite 3000 San Francisco, California 94105-0921	J. David Kirkland, Esq. John W. Martin, Esq. Brian D. Lee, Esq. Baker Botts L.L.P. 1001 Page Mill Road Building One, Suite 200 Palo Alto, California 94304-1007

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Depomed, Inc., a California corporation (“Depomed” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 14, 2015, as last amended by Amendment No. 5, filed with the SEC on November 4, 2015.

Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.  Capitalized terms used but not defined in this Amendment No. 5 have the meanings ascribed to them in the Schedule 14D-9.

Item 9.  Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibits:

(a)(13)	Message to employees of Depomed, Inc. dated November 6, 2015 (incorporated by reference to Depomed, Inc.’s Schedule 14A filed on November 6, 2015)

(a)(14)	Excerpts from Depomed, Inc.’s Q3 2015 earnings call (incorporated by reference to Depomed, Inc.’s Schedule 14A filed on November 10, 2015)

(a)(15)	Corporate presentation dated November 2015 (incorporated by reference to Depomed, Inc.’s Schedule 14A filed on November 18, 2015)

(a)(16)	Press release issued by Depomed, Inc. on November 19, 2015 with respect to the withdrawal of Horizon Pharma plc’s offer to acquire Depomed, Inc.*

* Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

DEPOMED, INC.

By:	/s/ Matthew M. Gosling
Name:	Matthew M. Gosling
Title:	Senior Vice President and General Counsel

Dated: November 20, 2015